UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-29923

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: June 30, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: ________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Orbital Infrastructure Group, Inc.
Full Name of Registrant
Orbital Energy Group, Inc.
Former Name if Applicable

5444 Westheimer Road, Suite 1650
Address of Principal Executive Office (Street and Number)

Houston, Texas 77056
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Orbital Infrastructure Group, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Report”) by the prescribed filing date of August 14, 2023. As previously disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, there is substantial doubt regarding the Company’s ability to continue as a going concern. The Company’s inability to timely file the Report relates to ongoing negotiations with its creditors and other claim holders regarding a potential restructuring of the Company.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

James O’Neil	832	467-1420
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently expects to report revenues of $52.0 million and $113.7 million for the three and six months ended June 30, 2023, respectively, compared to $79.6 million and $135.7 million for the three and six months ended June 30, 2022, respectively, as adjusted from previously reported amounts due to the reclassification of Orbital Power to discontinued operations. Such anticipated decreases for the three and six months ended June 30, 2023 were primarily due to a reduction in revenues in the Renewables Segment. Additionally, the Company expects to report loss from operations of $2.5 million and $7.8 million for the three and six months ended June 30, 2023, respectively, compared to loss from operations of $6.4 million and $7.0 million for the three and six months ended June 30, 2022, respectively, as adjusted from previously reported amounts due to the reclassification of Orbital Power to discontinued operations. Such anticipated decreases for the three and six months ended June 30, 2023 were primarily due to improved profitability in the Renewables Segment. The Company expects to report gross profit of $12.2 million and $23.1 million for the three and six months ended June 30, 2023, respectively, compared to $9.9 million and $21.1 million for the three and six months ended June 30, 2022, respectively, as adjusted from previously reported numbers due to the reclassification of Orbital Power to discontinued operations. Such anticipated increases for the three and six months ended June 30, 2023 were primarily due to improved profitability in the Renewables Segment. The financial analysis set forth herein is based on preliminary unaudited results which are subject to change.

Safe Harbor for Forward-Looking Statements

Information in this Form 12b-25 regarding the Company’s results that are not historical facts and its expectations and beliefs are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, expected financial results referred to herein. All forward-looking statements included in this Form 12b-25 are based upon information available to the Company as of the date of this Form 12b-25, which may change, and the Company assumes no obligation to update any such forward-looking statements.

Orbital Infrastructure Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2023	By:	/s/ James F. O’Neil
James F. O’Neil Chief Executive Officer